EXHIBIT 16.1

October 11, 2005

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Rock of Ages Corporation ("Rock of Ages"), and, under the date of February 22, 2005, except for Note 5 as to which date is March 22, 2005, we reported on the consolidated financial statements of Rock of Ages Corporation as of and for the years ended December 31, 2004 and 2003. On September 27, 2005, our appointment as principal accountants was terminated. We have read Rock of Ages Corporation's statements included under Item 4.01 of its Form 8-K/A dated October 11, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Rock of Ages' statements in the third, fourth, and fifth sentences of the first paragraph or with Rock of Ages' statement in the fifth paragraph.

Very truly yours,